U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant today announced its corporate and business restructuring plan which aims to concentrate the Registrant’s resources to develop its mobile health business, including wearable sleep respiratory business and to focus more on its major businesses. As of this announcement, the Registrant has officially launched the business and corporate restructuring process.

The business and corporate restructuring process includes, but not limited to: (1) setting up a wholly owned subsidiary, Connection Wearable Health Technology (Beijing) Co., Ltd. (“CWHT”), in Beijing, to conduct wearable sleep respiratory and mobile health related businesses; (2) continuing scaling down and discontinuing, as appropriate, its unprofitable medical device business and maintaining only a few profitable businesses such as sales of its patented medical air compressors and cardiopulmonary resuscitation (“CPR”) instruments in the future; and (3) completing an acquisition of 0.8% equity interest of Beijing Dehaier Medical Technology Co., Ltd. (“BDL”) from Beijing Dehaier Technology Co., Ltd. (“BTL”) on January 14, 2016.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Press Release dated February 5, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

February 5, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer